

Bedford Bancshares, Inc.

2002 Annual Report

The National D-Day Memorial stands in tribute to the valor, fidelity, and sacrifice of the Allied Forces that participated in the Normandy landing on D-Day, 6 June 1944. Located at Bedford, Virginia, the community with this nation's highest, *per capita*, D-Day losses, the Memorial hosts some 200,000 visitors annually. The National D-Day Memorial Foundation maintains and operates the Memorial and its grounds; the Foundation also offers on-site educational programs for school children in elementary through high school. For information about these programs, group tour bookings, and hours of operation, visit the Foundation's website (www.dday.org) or call the Foundation office at 1-800-351-3329.

BEDFORD BANCSHARES, INC.

2002 ANNUAL REPORT

Table of Contents

Corporate Profile and Related Information

Bedford Bancshares, Inc. (the "Company") is the parent company of Bedford Federal Savings Bank ("Bedford Federal" or the "Bank") and Central Virginia Financial services ("CVFS"). The Company was organized as a Virginia corporation in March 1994 at the direction of the Bank to acquire all of the capital stock that Bedford Federal issued upon its conversion from the mutual to stock form of ownership (the "Conversion") in connection with a $12.6 million initial public offering completed on August 19, 1994. The Company is a unitary savings and loan holding company which, under existing laws, generally is not restricted in the types of business activities in which it may engage, provided that the Bank retains a specified amount of its assets in housing-related investments. At the present time, since the Company does not conduct any active business, the Company does not intend to employ any persons other than officers, but utilizes the support staff and facilities of the Bank from time to time.

Bedford Federal, a federally-chartered stock savings bank headquartered in Bedford, Virginia, was originally chartered in 1935 under the name "Bedford Federal Savings and Loan Association." The Bank has operated as a federally-chartered stock savings bank since August 19, 1994. Deposits have been federally insured since 1935 and are currently insured up to the maximum amount allowable by the Federal Deposit Insurance Corporation (the "FDIC"). The Bank is a community oriented financial institution offering a variety of services to meet the needs of the communities it serves. Bedford Federal conducts its business from its main office in Bedford, Virginia, three full service branch offices located in Bedford County, Virginia, and eight Automated Teller Machines (ATMs").

Stock Market Information

The Company's common stock trades on the Nasdaq National Market under the trading symbol of "BFSB". The daily stock quotation for Bedford Bancshares, Inc., is published in The Wall Street Journal and in other newspapers. The following table reflects the stock price of the Company's common stock and other related data.

Quarter Ended	High	Low	Volume	Dividends Per Share Declared	Dividends Per Share Paid
December 1995	$ 9.38	$ 8.75	186,752	$0.045	$0.075
March 1996	9.13	8.38	241,940	0.045	0.045
June 1996	8.88	7.88	378,812	0.050	0.045
September 1996	8.63	8.25	171,182	0.055	0.050
December 1996	9.25	8.32	192,478	0.060	0.055
March 1997	10.00	8.75	163,568	0.065	0.060
June 1997	12.38	9.50	319,064	0.070	0.065
September 1997	12.75	11.75	186,580	0.070	0.070
December 1997	17.50	11.50	337,000	0.070	0.070
March 1998	17.38	14.00	365,200	0.070	0.070
June 1998	16.25	13.88	198,600	0.080	0.070
September 1998	15.75	10.25	186,300	0.080	0.080
December 1998	15.00	10.50	184,500	0.080	0.080
March 1999	13.75	11.50	109,700	0.080	0.080
June 1999	13.75	11.50	166,200	0.090	0.080
September 1999	14.50	12.25	220,800	0.090	0.090
December 1999	12.25	10.25	116,400	0.090	0.090
March 2000	10.94	6.35	248,800	0.100	0.090
June 2000	9.25	7.00	88,300	0.100	0.100
September 2000	10.00	8.83	113,200	0.100	0.100
December 2000	10.50	8.00	87,400	0.100	0.100
March 2001	10.25	8.88	85,900	0.110	0.100
June 2001	10.76	9.13	78,700	0.110	0.110
September 2001	13.90	10.64	129,500	0.110	0.110
December 2001	14.00	12.25	88,600	0.110	0.110
March 2002	14.35	13.50	128,400	0.120	0.110
June 2002	18.42	13.84	167,600	0.120	0.120
September 2002	17.92	13.40	109,600	0.120	0.120

Letter from the Chief Executive Officer

Dear Fellow Stockholders:

Bedford Bancshares experienced an unprecedented year in fiscal 2002. At September 30, 2002, total assets were $255.4 million, up 19.2% from the $214.3 million at the close of fiscal 2001. Net loans receivable totaled $219.6 million, up 19.1% from the $184.4 million on September 30, 2001, and deposits were $231.1 million, up 21.0% from the $191.0 million at the close of fiscal 2001.

The Federal Reserve, in hopes of stimulating the stagnant economy, continued its strategy of lowering interest rates. By December 31, 2002, the prime rate had declined to 4.75%, a level not seen for forty years. Home owners and prospective home buyers took advantage of the low rate environment and total mortgage loan originations of $73.4 million for fiscal 2002 reflected a 72.4% increase over fiscal 2001. Total deposits also showed significant growth as investors shifted funds from the declining stock market into the safety of bank deposits. As a result, noninterest income and net interest income both showed significant increases resulting in net income of $2.9 million for fiscal 2002, a 26.4% rise from the income of fiscal 2001. On a per share basis, diluted earnings increased 31.2% to $1.43 from the $1.09 earned in 2001.

These results underscore our belief in the value of community banks. Person to person service with a commitment to the communities we serve has been the foundation of Bedford Federal's success for over 65 years. And our success and focus have not gone unnoticed.

Our common stock price rose to $15.61 on September 30, 2002 from $12.78 on September 30, 2001 and combined with our dividends of $.47 for fiscal 2002, provided shareholders with a 25.8% return on their investment. The $.47 per share dividends declared in fiscal 2002 represented a 9.3% increase over dividends declared in fiscal 2001.

During fiscal 2002, the Corporation repurchased 86,556 shares of its common stock at an aggregate price of $1.2 million. These shares were repurchased at an average price of $14.31 per share which had a positive effect on our per share earnings. On September 30, 2002, the Corporation's book value per share of common stock was $12.21.

Our strength and success are a reflection of the customer relationships we have established, and the dedication of our employees to those relationships. Many thanks to all of our customers and shareholders, for their loyalty and support, and to our employees and Directors for their dedication, pride and commitment.

Sincerely,

Harold K. Neal

Harold K. Neal
President and Chief Executive Officer
December 19, 2002


Total Assets
Dollars in Thousands
$260,000
220,000
210,000
200,000
190,000
180,000
160,000
140,000
120,000
$158,711
$165,737
$187,541
$214,305
$255,613
1998
1999
2000
2001
2002
September 30


Loan Portfolio Composition
At September 30, 2002
1-4 Family Residential (60.4%)
Land (2.0%)
Construction (8.1%)
Consumer/Commercial Business (20.5%)
Commercial & Muli-Family Real Estate (9.0%)


Deposit Portfolio Composition
At September 30, 2002
Certificates (59.5%)
Money Market (13.2%)
Savings (10.0%)
Checking (17.3%)


Net Interest Income
Dollars in Thousands
$8000
7000
6000
5000
4000
3000
2000
0
$5,490
$5,863
$6,243
$6,735
$7,724
1998
1999
2000
2001
2002
Year Ended September 30


Net Income
Dollars in Thousands
$3000
2450
2100
1750
1400
1050
700
350
$1,973
$2,191
$2,249
$2,325
$2,938
1998
1999
2000
2001
2002
Year Ended September 30


Return on Average Assets
1.50%
1.20%
0.90%
0.60%
0.30%
0.00%
1.33%
1.35%
1.26%
1.17%
1.25%
1998
1999
2000
2001
2002
Year Ended September 30

SELECTED FINANCIAL AND OTHER DATA

Financial Condition (Dollars in Thousands)

September 30,	2002	2001	2000	1999	1998
Total assets	$255,614	$214,305	$187,541	$165,737	$158,711
Loans receivable, net	219,634	184,405	169,592	147,689	129,744
Investment securities	16,691	9,936	9,201	8,129	14,470
Marketable equity securities	--	--	50	4,575	4,396
Foreclosed real estate, net	26	94	--	--	--
Deposits	177,214	149,167	129,770	114,720	107,086
FHLB advances	52,000	40,000	34,000	28,000	29,000
Retained earnings	14,570	13,275	12,503	11,223	10,900
Total stockholders' equity	24,562	23,303	22,556	21,066	21,248

Summary of Operations (Dollars in Thousands)

Years Ended September 30,	2002	2001	2000	1999	1998
Interest income	$15,612	$14,996	$13,368	$11,894	$11,299
Interest expense	7,888	8,261	7,125	6,031	5,809
Net interest income	7,724	6,735	6,243	5,863	5,490
Provision for credit losses	295	150	120	90	90
Noninterest income	1,843	1,137	1,040	1,069	863
Noninterest expense	4,570	3,976	3,484	3,328	3,130
Net income before taxes	4,702	3,746	3,679	3,514	3,133
Net income	$ 2,939	$ 2,325	$ 2,249	$ 2,191	$ 1,973

Other selected Data

Years Ended September 30,	2002	2001	2000	1999	1998
Return on average assets	1.25%	1.17%	1.26%	1.35%	1.33%
Return on average equity	12.40	10.05	10.37	10.13	9.68
Average equity to average assets	10.09	10.87	12.11	13.72	14.21
Net interest rate spread	2.81	2.74	2.85	2.96	3.03
Nonperforming assets to assets	.26	.28	.51	.66	.34
Nonperforming loans to loans	.29	.28	.57	.74	.41
Allowance for credit losses to loans	.54	.53	.50	.54	.59

Per Share Data

Years Ended September 30,	2002	2001	2000	1999	1998
Basic earnings	$1.49	$ 1.13	$ 1.08	$ 1.01	$ .90
Diluted earnings	1.43	1.09	1.04	.96	.85
Book value	12.21	11.29	10.49	9.69	9.25
Cash dividends declared	.47	.43	.39	.34	.30

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management Strategy

Our management strategy is to maintain a strong capital position through controlled growth and the production of high quality, steadily increasing core earnings. This has been accomplished by the continued focus upon the origination of traditional one- to four family, adjustable rate mortgage loans, and more recently, the emphasis on expanding the commercial and consumer loan portfolios. This strategy, along with sound underwriting standards designed to minimize the risk of loss in our loan portfolio, help to lessen the income impact caused by changing interest rates.

We monitor the interest rate sensitivity of our balance sheet in order to better match the level and duration of interest earning assets with the level and duration of interest bearing liabilities. Changes in the interest rates charged for loans and the interest rate paid on deposits are primary tools used to influence the level and duration of interest earning assets and interest bearing liabilities. In addition, investments and borrowings can be used to help manage interest rate risk. The tables on pages 7, 8, and 9 provide details about our interest rate sensitivity and our net interest income.

In our efforts to manage the interest rates that we pay on deposits, we focus on maintaining a stable core deposit base while providing competitive products and services to our customers. We rely primarily on customer deposits and mortgage payments as our major source of funds, but also borrow from the FHLB to supplement our funding needs and to help manage our interest rate sensitivity.

General

Net interest income is the primary source of our earnings. Net interest income is affected by the levels of average earning assets and average interest bearing liabilities, and the respective interest rates earned and paid. The difference between the average rate of interest earned on interest earning assets and the average rate paid on interest bearing liabilities is the "interest rate spread." Our "net interest margin" is defined as our net interest income divided by our average earning assets.

We also receive income from service charges and other fees primarily related to credit and deposit services and incur expenses in our day-to-day operations including salaries and benefits, deposit insurance, facilities expense, marketing and other related business expenses.

The Private Securities Litigation Reform Act of 1995 contains safe harbor provisions regarding forward-looking statements. When used in this discussion, the words, "believes", "anticipates", "contemplates", "expects", and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties, which could cause actual results to differ materially from those projected. Those risks and uncertainties include changes in interest rates, risk associated with the ability to control costs and expenses, and general economic conditions. We undertake no obligation to publicly release the results of any revisions to those forward-looking statements, which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Interest Rate Sensitivity Analysis

The table that follows sets forth the amounts of interest earning assets and interest bearing liabilities outstanding at September 30, 2002, which are expected to reprice or mature in each of the future time periods shown. It is important to note that certain shortcomings are inherent in the method of analysis presented. For example, although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such a adjustable rate mortgage loans have features which restrict changes in interest rates, on a short-term basis over the life of the loan. Further, in the event of a change in interest rates, prepayment levels and decay rates on core deposits may deviate significantly from those presented in the table.

The following table indicates the time periods in which interest earning assets and interest bearing liabilities will mature or reprice in accordance with their contractual terms. The table assumes prepayments and scheduled principal amortization of fixed-rate mortgage loans and mortgage-backed securities, and assumes that adjustable rate mortgage loans will reprice at contractual repricing intervals. There has been no adjustment for the impact of future commitments and loans in process.

At September 30, 2002

(Dollars in Thousands)

	Three Months Or less	Three to Six Months	Six Months To One Year	One year To Three Years	Three Years to Five years	More than Five years	Total
Interest earning assets:							
Mortgage loans (1)(2)	17,506	12,929	102,250	24,739	5,741	2,719	$165,884
Other loans (1)	14,896	1,005	1,878	19,884	3,147	13,249	54,059
Marketable equity securities(3)	53	--	--	--	--	--	53
Federal funds sold and other short-term investments	8,865	--	--	--	--	--	8,865
Investment securities	--	--	14,036	--	--	--	14,036
Mortgage-backed securities (2)	2	--	--	--	--	--	2
FHLB stock	2,600	--	--	--	--	--	2,600
Total interest earning assets	43,922	13,934	118,164	44,623	8,888	15,968	245,499
Less:							
Loans in process	1,731	2,077	2,424	693	--	--	6,925
Unearned discount and deferred fees(2)	62	111	97	38	24	15	347
Allowance for credit losses	205	65	463	280	52	129	1,194
Net interest-earning assets	41,924	11,681	115,180	43,612	8,812	15,824	237,033
Interest bearing liabilities:							
Money market deposits	7,567	5,123	5,815	2,577	1,227	1,123	23,432
Passbook deposits	798	762	1,422	4,530	2,956	7,195	17,663
NOW and other demand deposits	1,501	1,337	2,253	4,661	1,247	2,763	13,762
Certificate accounts	17,933	22,257	22,387	26,435	12,250	4,135	105,397
Borrowed funds	14,000	10,000	--	22,000	6,000	--	52,000
Total interest bearing liabilities	41,799	39,479	31,877	60,203	23,680	15,216	212,254
Interest sensitivity gap(4)	$125	$(27,798)	$83,303	$ (16,591)	$ (14,868)	$ 608	$24,779
Cumulative interest sensitivity gap	$125	$(27,673)	$55,630	$39,039	$24,171	$24,779	
Cumulative interest sensitivity gap as a percent of total assets	.05%	(10.83%)	21.78%	15.28%	9.46%	9.70%	
Cumulative net interest bearing assets as a percent of interest bearing liabilities	100.30%	65.95%	149.16%	122.52%	112.27%	111.67%	

(1) For purposes of the gap analysis, mortgage and other loans are reduced for nonperforming loans but are not reduced for the allowance for credit losses.

(2) For purposes of the gap analysis, unearned discount and deferred fees are prorated for mortgage loans and mortgage backed securities.

(3) Includes assets held for sale.

(4) Interest sensitivity gap represents the difference between net interest earning assets and interest bearing liabilities.

Analysis of Net Interest Income

The following table sets forth certain information relating to our average balance sheet and reflects the interest earned on assets and interest expense of liabilities for the periods indicated and the average yields earned and rates paid. Such yields and costs are derived by dividing interest income or expense by the average balance of assets or liabilities, respectively, for the periods presented. Average balances are derived from daily balances.

	Years Ended September 30								
	2002			2001			2000		
	Average Balance	Interest	Yield/ Cost	Average Balance	Interest	Yield/ Cost	Average Balance	Interest	Yield/ Cost
Assets:	(Dollars in Thousands)								
Interest earning assets:									
Mortgage loans (1)	$163,196	$ 10,955	6.71%	$146,336	$ 11,024	7.53%	$133,380	$ 9,828	7.37%
Other loans (1)	41,063	3,261	7.94	33,823	3,084	9.12	28,519	2,680	9.40
Interest earning deposits	---	---	---	---	---	---	1,399	79	5.66
Federal Funds sold and other short-term investments	4,991	114	2.28	2,980	177	5.96	1,170	130	11.07
Investment securities	15,792	1,142	7.23	7,157	559	7.81	6,958	514	7.38
FHLB stock	2,470	140	5.68	2,141	152	7.09	1,695	137	8.04
Total interest earning assets	227,512	15,612	6.86	192,437	14,996	7.79	173,121	13,368	7.72
Noninterest earning assets	7,391			6,636			6,038		
Total Assets	$234,903			$199,073			$179,159		
Liabilities and equity:									
Interest bearing deposits:									
Money market deposits	$ 15,593	375	2.40	$7,515	233	3.09	$ 7,090	252	3.55
Savings deposits	16,532	205	1.25	14,817	302	2.04	15,315	388	2.53
Demand and other deposits	13,225	56	0.42	11,406	102	0.90	10,424	130	1.25
Certificates of deposit	102,510	4,822	4.70	91,091	5,358	5.88	79,415	4,304	5.42
Total deposit accounts	147,860	5,458	3.69	124,829	5,995	4.80	112,244	5,074	4.52
Borrowed funds	47,022	2,430	5.17	38,766	2,266	5.85	34,104	2,051	6.02
Total interest bearing liabilities	194,882	7,888	4.05	163,595	8,261	5.05	146,348	7,125	4.87
Noninterest bearing liabilities	16,324			12,339			11,120		
Equity	23,697			23,139			21,691		
Total liabilities and equity	$234,903			$199,073			$179,159		
Net interest income		$7,724			$ 6,735			$ 6,243	
Interest rate spread (2)			2.81%			2.74%			2.85%
Net interest margin (3)			3.39%			3.50%			3.61%
Interest earning assets to Interest bearing liabilities	116.74%			117.63%			118.29%		

(1) Amount is net of deferred loan fees and discounts, loans in process and includes accrued interest.

(2) Net interest rate spread represents the difference between the yield on average interest earning assets and the cost of average interest bearing liabilities.

(3)

(4) Net interest margin represents net interest income divided by average interest earning assets.

The following table sets forth certain information regarding changes in our interest income and expense for the periods indicated. For each category of interest earning assets and interest bearing liabilities, information is provided on changes due to (1) volume (the change in average volume times the prior period interest rate); (2) rate (the changes in interest rates times the current period average volume); and (3) net change. The change attributable to the combined impact of volume and rate has been allocated proportionately to the changes due to volume and the changes due to rate.

	Year Ended September 30,					
	2002 versus 2001			2001 versus 2000		
	Volume	Rate	Net	Volume	Rate	Net
	(Dollars in Thousands)					
Interest earning assets:						
Mortgage loans	$1,269	($1,338)	($69)	$955	$241	$1,196
Other loans	661	(484)	177	498	(94)	404
Interest earning deposits	0	0	0	(79)	0	(79)
Federal funds sold and other short-term investments	120	(183)	(63)	201	(154)	47
Investment securities, net	674	(91)	583	15	30	45
FHLB stock	23	(35)	(12)	36	(21)	15
Total interest earning assets	2,747	(2,131)	616	1,626	2	1,628
Interest bearing liabilities:						
Money market deposits	250	(108)	142	15	(34)	(19)
Savings deposits	34	(131)	(97)	(13)	(73)	(86)
NOW and other demand deposits	17	(63)	(46)	12	(40)	(28)
Certificate accounts	673	(1,209)	(536)	633	421	1,054
Borrowed funds	483	(319)	164	280	(65)	215
Total interest bearing liabilities	1,457	(1,830)	(373)	928	208	1,136
Net change in net interest income	$1,290	$(301)	$ 989	$ 698	$(206)	$ 492

Comparison of Financial Condition for Fiscal Years Ended September 30, 2002 and 2001

The Company's total assets were $255.6 million at September 30, 2002, an increase of $41.3million, or 19.3%, from the $214.3 million at September 30, 2001. The asset expansion was primarily due to growth of available for sale securities and net loans receivable.

At September 30, 2002, available for sale securities were $13.6 million, an increase of $6.5 million, or 90.5%, from the $7.1 million at September 30, 2001. The Company had entered into commitments to purchase $9.0 million in available for sale securities in September, 2001 and the transaction settled in October, 2001. This purchase, offset by the proceeds from maturities of securities, accounted for most of the increase. At September 30, 2002, the Company had committed to purchase $3.5 million of available for sale securities and such purchase settled in October, 2002.

Net loans receivable increased $35.2 million, or 19.1%, to $219.6 million at September 30, 2002 from $184.4 million at September 30, 2001. A 17.2% increase in first mortgage loans combined with an 86.8% increase in the commercial loan portfolio during fiscal 2002 accounted for the majority of the loan growth. This increase was funded primarily by principal repayments of existing loans, increased deposits, and advances from the FHLB.

Deposits increased $28.0 million to $177.2 million at September 30, 2002 from $149.2 million at September 30, 2001. The increase was reflected in all deposit categories with certificates of deposit up $7.5 million, NOW accounts up $5.4 million and money market accounts up $12.8 million. Continued merger activity and branch closings and sales combined with effective marketing were primary factors in the growth.

FHLB advances totaled $52.0 million at September 30, 2002, an increase of $12.0 million, or 30%, from the $40.0 million at September 30, 2001. The advances, which were used to supplement funding for the loan and investment securities expansion, were secured at attractive rates. The lower rates on these advances helped lower the cost of total FHLB advances by 68 basis points to 5.17% for fiscal 2002, compared to 5.85% for fiscal 2001.

Total stockholders' equity was $24.6 million at September 30, 2002, up $1.3 million or 5.4% from the $23.3 million at September 30, 2001. Net income of $2.9 million, offset by the repurchase of 86,556 shares of common stock at an aggregate price of $1.2 million and dividends of $.9 million, accounted for most of the equity increase.

Comparison of Operating Results for Years Ended September 30, 2002 and 2001

Net Income. Net income increased 26.4%, or $614,000, to $2.9 million for fiscal 2002 from fiscal 2001. A 14.7% rise in net interest income and a 62.1% increase in noninterest income, partially offset by a 14.9% increase in noninterest expense accounted for the improvement in profitability.

Interest Income. Interest income totaled $15.6 million for the fiscal year ended September 30, 2002, a 4.1% increase from the $15.0 million recorded for fiscal 2001. The $616,000 increase is primarily due to the 18.2% growth of average earning assets. See "Analysis of Net Interest Income" on page 8.

Interest Expense. Interest expense decreased $373,000 to $7.9 million for fiscal 2002 from $8.3 million for the year ended September 30, 2001. Although the level of average interest bearing liabilities rose 19.1% to $194.9 million for the year ended September 30, 2002, from $163.6 million for fiscal 2001, the cost of average interest bearing liabilities declined 100 basis points in fiscal 2002 compared to fiscal 2001. The decrease in the cost of funds was primarily due to the lower general rate environment experienced in fiscal 2002, reflecting the aggressive moves of the Federal Reserve to stimulate economic activity. See "Analysis of Net Interest Income" on page 8.

Net Interest Income. Net interest income totaled $7.7 million for the year ended September 30, 2002, up 14.7% from the $6.7 million realized in fiscal 2001. The increase is due to the higher volume of average interest earning assets and the lower cost of interest bearing liabilities, offset somewhat by the increase in volume of interest bearing liabilities and lower yield on interest earning assets.

Provision for Loan Losses. The provision for loan losses for the year ended September 30, 2002, was $295,000, up $145,000 from the provision recorded in fiscal 2001 due primarily to the $35.2 million increase in loans. At September 30, 2002, the allowance for loan losses was $1.2 million, or .54% of loans receivable, net, and 182% of nonperforming assets. Based upon the quality of the Bank's loan portfolio, the relatively stable local economy and the level of nonperforming assets, management believes the Bank's allowance for loan losses is adequate to absorb any anticipated credit losses. However, assessment of the adequacy of the allowance for loan losses involves subjective judgments and thus there can be no assurance that additional provisions for loan losses will not be required.

Noninterest Income. For the year ended September 30, 2002, noninterest income amounted to $1.8 million, an increase of $706,000, or 62.1% from the $1.1 million earned in fiscal 2001. Service charges and fees on loans were $1.2 million for fiscal 2002, compared to $549,000 for fiscal 2001. The increase was due to a 68.8% increase in the number of loans closed in fiscal 2002. Other customer service fees and commissions rose 21.4% to $511,000 for fiscal 2002 from $421,000 for fiscal 2001 due primarily to fees related to check card activity and an increase in the number of transaction accounts.

Noninterest Expense. Noninterest expense increased $594,000, or 14.9%, to $4.6 million for the year ended September 30, 2002, as compared to $4.0 million for fiscal 2001. The increase was primarily due to a $479,000 rise in the cost of compensation and employee benefits. The higher compensation and employee benefits was primarily due to merit increases, staff additions and expenses related to an employee incentive plan.

Income taxes. The provision for income taxes for the year ended September 30, 2002 was $1.8 million, up $342,000 from the $1.4 million recorded for fiscal 2001. The higher tax expense is primarily due to the increased level of taxable income in fiscal 2002.

Liquidity and Capital Resources

Our liquidity is an indication of our ability to fund loans, pay deposit withdrawals, and other cash outflows in an efficient, cost effective manner. Our primary sources of funds are deposits and scheduled amortization and prepayment of loans. We have used these funds to pay maturing time deposits, savings withdrawals, fund lending commitments, purchase new investments, and increase liquidity. We also borrow funds from the Federal Home Bank ("FHLB") of Atlanta. As of September 30, 2002, such borrowed funds totaled $52.0 million. Loan payments and maturing investments are greatly influenced by general interest rates, economic condition and competition.

The amount of certificate accounts which are scheduled to mature within one year is approximately $62.6 million. We believe that we can replace these funds with other deposits, excess liquidity, FHLB borrowings , or other borrowings if this deposits do not remain with us. It has been our experience that a substantial portion of such maturing deposits remain with us. At September 30, 2002, we had commitments to fund loans of $35.7 million, and $6.9 million of loans in process. In addition, we had committed to purchase $3.5 million of available for sale securities.

Net cash provided by operating activities for fiscal 2002, totaled $2.7 million, which was primarily due to net income of $2.9 million.

Net cash absorbed by investing activities for fiscal 2002 totaled $42.3 million, an increase of $26.8 million from fiscal 2001. The increase was primarily attributable to a $20.6 million increase in net loans to customers.

Net cash provided by financing activities for the year ended September 30, 2002, totaled $38.5 million. This is a result of a net increase in deposits of $28.0 million, and a net increase in FHLB advances of $12.0 million. These increases were used primarily to fund the increase in loan originations.

Liquidity may be adversely affected by unexpected deposit outflows, excessive interest rates paid by competitors, adverse publicity relating to the financial services industry, and similar matters. Management monitors projected liquidity needs and determines the level desirable, based in part on our commitments to make loans and purchase securities, and management's assessment of our ability to generate funds. Bedford is also subject to federal regulations that impose certain minimum capital requirements.

Impact of Inflation and Changing Prices

Unlike most industrial companies, substantially all of our assets are monetary in nature. As a result, interest rates have a greater impact on our performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services.

BDO Seidman, LLP
Accountants and Consultants

300 Arboretum Place, Suite 520
Richmond, Virginia 23236
Telephone: (804) 330-3092
Fax: (804) 330-7753

Report of Independent Certified Public Accountants

The Board of Directors
Bedford Bancshares, Inc.
Bedford, Virginia

We have audited the consolidated statements of financial condition of Bedford Bancshares, Inc. and subsidiaries (the "Company") as of September 30, 2002 and 2001, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended September 30, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Bedford Bancshares, Inc. and subsidiaries as of September 30, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2002 in conformity with accounting principles generally accepted in the United States of America.

BDO Seidman, LLP

Richmond, Virginia
October 23, 2002

Bedford Bancshares, Inc. and Subsidiaries

Consolidated Statements of Financial Condition (in thousands)

September 30,	2002	2001
Assets		
Cash (including interest bearing deposits of approximately $8,865 – 2002, $11,933 – 2001)	$ 15,668	$ 16,761
Securities (Note 1)		
Held-to-maturity	502	504
Available for sale	13,589	7,132
Investment in Federal Home Loan Bank stock, at cost (Note 6)	2,600	2,300
Loans receivable, net (Notes 2, 6 and 14)	219,634	184,405
Property and equipment, net (Note 4)	1,239	1,273
Accrued interest receivable	1,328	1,093
Deferred income taxes (Note 8)	355	159
Other assets	699	678
Total assets	$255,614	$214,305

Bedford Bancshares, Inc. and Subsidiaries

Consolidated Statements of Financial Condition (in thousands)

September 30,	2002	2001
Liabilities and Stockholders' Equity		
Liabilities		
Deposits (Note 5)	$177,214	$149,167
Advances from Federal Home Loan Bank (Note 6)	52,000	40,000
Advances from borrowers for taxes and insurance	815	717
Dividends payable	241	227
Other liabilities	782	891
Total liabilities	231,052	191,002
Commitments and contingencies (Notes 12 and 13)		
Stockholders' equity		
Preferred stock, par value $.10, authorized 250,000 shares, none outstanding	–	–
Common stock, par value $.10, authorized 2,750,000 shares, 2,011,952 and 2,063,453 shares, issued and outstanding	201	206
Additional paid-in capital	10,089	10,171
Retained earnings, substantially restricted (Note 10)	14,570	13,275
Accumulated other comprehensive income	22	60
Stock acquired by ESOP and RRP (Note 11)	(320)	(409)
Total stockholders' equity	24,562	23,303
Total liabilities and stockholders' equity	$255,614	$214,305

See accompanying summary of accounting policies and notes to consolidated financial statements.

Bedford Bancshares, Inc. and Subsidiaries

Consolidated Statements of Income (in thousands)

Year Ended September 30,	2002	2001	2000
Interest income			
Loans	$14,216	$14,108	$12,508
U.S. government obligations, including agencies	1,325	826	687
Other investments	71	62	173
Total interest income	15,612	14,996	13,368
Interest expense			
Deposits (Note 5)	5,458	5,995	5,074
Borrowed money	2,430	2,266	2,051
Total interest expense	7,888	8,261	7,125
Net interest income	7,724	6,735	6,243
Provision for loan losses (Note 2)	295	150	120
Net interest income after provision for loan losses	7,429	6,585	6,123
Noninterest income			
Service charges and fees on loans	1,194	549	562
Other customer service fees and commissions	511	421	403
Gain on sale of loans, investments and foreclosed real estate	78	101	8
Other	60	66	67
Total noninterest income	1,843	1,137	1,040

continued...

Consolidated Statements of Income
(in thousands)
(continued)

Year Ended September 30,	2002	2001	2000
Noninterest expense			
Compensation and employee benefits	$ 2,619	$ 2,140	$ 1,966
Occupancy and equipment	509	471	340
Data processing	488	485	426
Federal insurance of accounts	27	25	38
Advertising	127	129	129
Professional fees	250	298	167
Other	550	428	418
Total noninterest expense	4,570	3,976	3,484
Income before income taxes	4,702	3,746	3,679
Provision for income taxes (Note 8)	1,763	1,421	1,430
Net income	$ 2,939	$ 2,325	$ 2,249
Basic earnings per share (Note 16)	$ 1.49	$ 1.13	$ 1.08
Diluted earnings per share (Note 16)	$ 1.43	$ 1.09	$ 1.04

See accompanying summary of accounting policies and notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity
(in thousands)

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Acquired By ESOP and RRP	Total
Balance, September 30, 1999	$217	$10,497	$11,223	$ (151)	$(720)	$21,066
Comprehensive income						
Net income	–	–	2,249	–	–	2,249
Change in unrealized loss on securities available for sale (Note 9)	–	–	–	29	–	29
Total comprehensive income	–	–	–	–	–	2,278
Allocated/earned ESOP shares (Note 11)	–	124	14	–	214	352
Repurchase of stock (23,809 shares)	(2)	(117)	(145)	–	–	(264)
Dividends declared ($.39 per share)	–	–	(838)	–	–	(838)
RRP vesting (Note 11)	–	(38)	–	–	–	(38)
Balance, September 30, 2000	215	10,466	12,503	(122)	(506)	22,556
Comprehensive income						
Net income	–	–	2,325	–	–	2,325
Change in unrealized loss on securities available for sale (Note 9)	–	–	–	182	–	182
Total comprehensive income	–	–	–	–	–	2,507
Allocated/earned ESOP shares (Note 11)	–	125	62	–	80	267
Repurchase of stock (117,334 shares)	(12)	(575)	(724)	–	–	(1,311)
Dividends declared ($.43 per share)	–	–	(907)	–	–	(907)
Exercise of options (Note 11)	3	154	16	–	–	173
RRP vesting (Note 11)	–	1	–	–	17	18

continued...

Consolidated Statements of Stockholders' Equity (in thousands)

(continued)

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Acquired By ESOP and RRP	Total
Balance, September 30, 2001	$206	$10,171	$13,275	$60	$(409)	$23,303
Comprehensive income						
Net income	–	–	2,939	–	–	2,939
Change in unrealized loss on securities available for sale (Note 9)	–	–	–	(38)	–	(38)
Total comprehensive income	–	–	–	–	–	2,901
Allocated/earned ESOP shares (Note 11)	–	169	80	–	81	330
Repurchase of stock (86,556 shares)	(9)	(430)	(800)	–	–	(1,239)
Dividends declared ($.47 per share)	–	–	(949)	–	–	(949)
Exercise of options (Note 11)	4	178	25	–	–	207
RRP vesting (Note 11)	–	1	–	–	8	9
Balance, September 30, 2002	**$201**	**$10,089**	**$14,570**	**$22**	**$(320)**	**$24,562**

See accompanying summary of accounting policies and notes to consolidated financial statements.

Consolidated Statements of Cash Flows
(in thousands)

Year Ended September 30,	2002	2001	2000
Operating activities			
Net income	$ 2,939	$ 2,325	$ 2,249
Adjustments to reconcile net income to net cash provided by operating activities			
Provision for loan losses	295	150	120
Provision for depreciation and amortization	202	213	149
(Increase) decrease in deferred income taxes	(23)	111	(45)
Gain on sale of loans, investments, and foreclosed real estate	(78)	(101)	(8)
Loans originated for sale	(1,969)	–	–
Proceeds from sale of loans originated for sale	1,827	–	–
(Increase) decrease in interest receivable	(235)	39	(209)
Increase in other assets	(194)	(228)	(75)
Increase (decrease) in other liabilities	(109)	587	(845)
Net cash provided by operating activities	2,655	3,096	1,336
Investing activities			
Proceeds from maturities of securities	6,500	8,500	1,300
Proceeds from sales of available for sale securities	529	50	4,664
Purchase of available for sale securities	(13,500)	(8,500)	(2,021)
Principal collected on mortgage-backed securities	2	3	3
Net increase in loans to customers	(35,524)	(14,944)	(22,337)
Net proceeds from sales of foreclosed real estate	197	–	293
Purchases of premises, equipment and leasehold improvements	(168)	(209)	(439)
Purchase of FHLB stock	(300)	(400)	(400)
Net cash absorbed by investing activities	(42,264)	(15,500)	(18,937)

continued...

Consolidated Statements of Cash Flows
(in thousands)
(continued)

Year Ended September 30,	2002	2001	2000
Financing activities			
Net increase in deposits	$28,046	$19,397	$15,050
Net increase in advance payments from borrowers	98	23	89
Proceeds from FHLB advances	24,000	19,000	80,000
Principal payments of FHLB advances	(12,000)	(13,000)	(74,000)
Allocation of ESOP and RRP shares	339	267	314
Repurchase of stock	(1,239)	(1,311)	(264)
Dividends paid	(935)	(896)	(820)
Issuance of common stock	207	173	–
Net cash provided by financing activities	38,516	23,653	20,369
Increase (decrease) in cash and cash equivalents	(1,093)	11,249	2,768
Cash and cash equivalents – beginning of year	16,761	5,512	2,744
Cash and cash equivalents – end of year	$15,668	$16,761	$ 5,512
Cash payments of interest expense	$ 7,404	$ 8,295	$ 7,508
Cash payments of income taxes	$ 1,554	$ 1,457	$ 1,246
Transfer of loans to foreclosed real estate	$ 90	$ 94	$ 316

See accompanying summary of accounting policies and notes to consolidated financial statements.

Nature of Business and Regulatory Environment

Bedford Bancshares, Inc. (the "Parent Company") is a unitary thrift holding company whose principal asset is its wholly-owned subsidiary, Bedford Federal Savings Bank (the "Savings Bank"). The Savings Bank is a federally chartered stock savings bank that provides a full range of banking services to individual and corporate customers. In these financial statements the consolidated group is referred to collectively as "the Company".

The Office of Thrift Supervision ("OTS") is the primary regulator for federally chartered savings associations, as well as savings and loan holding companies.

The Federal Deposit Insurance Corporation ("FDIC") is the federal deposit insurance administrator for both banks and savings associations. The FDIC has specified authority to prescribe and enforce such regulations and issue such orders as it deems necessary to prevent actions or practices by savings associations that pose a serious threat to the Savings Association Insurance Fund ("SAIF").

Principles of Consolidation

The consolidated financial statements include the accounts of Bedford Bancshares, Inc., Bedford Federal Savings Bank and CVFS, its wholly-owned subsidiaries. All material intercompany accounts and transactions have been eliminated in the consolidation. Prior year accounts are reclassified when necessary to conform to current year classifications.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment Securities

Investment in debt securities classified as held-to-maturity are stated at cost, adjusted for amortization of premiums and accretion of discounts using the level yield method. Management has a positive intent and ability to hold these securities to maturity and, accordingly, adjustments are not made for temporary declines in their market value below amortized cost. Investment in Federal Home Loan Bank stock is stated at cost.

Investment Securities (continued)

Investments in debt and equity securities classified as available-for-sale are stated at market value with unrealized holding gains and losses excluded from earnings and reported as a separate component of stockholders' equity, net of tax effect, until realized.

Investments in debt and equity securities classified as trading are stated at market value. Unrealized holding gains and losses for trading securities are included in the statement of income.

Gains and losses on the sale of securities are determined using the specific identification method.

Loans Held for Sale

Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated market value in the aggregate. Net unrealized losses are recognized through a valuation allowance by charges to income.

Loans Receivable

Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal balance adjusted for any charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans and unamortized premiums or discounts on purchased loans.

Loans receivable consists primarily of long-term real estate loans secured by first deeds of trust on single family residences, other residential property, commercial property and land located primarily in the state of Virginia. Interest income on mortgage loans is recorded when earned and is recognized based on the level yield method. The Company provides an allowance for accrued interest deemed to be uncollectible, which is netted against accrued interest receivable in the consolidated balance sheets.

The Company defers loan origination and commitment fees, net of certain direct loan origination costs, and the net deferred fees are amortized into interest income over the lives of the related loans as yield adjustments. Any unamortized net fees on loans fully repaid or sold are recognized as income in the year of repayment or sale.

The Company places loans on non-accrual status after being delinquent greater than 90 days or earlier if the Company becomes aware that the borrower has entered bankruptcy proceedings, or in situations in which the loans have developed inherent problems prior to being 90 days delinquent that indicate payments of principal or interest will not be made in full. Whenever the accrual of interest is stopped, previously accrued but uncollected interest income is reversed. Thereafter, interest is recognized only as cash is received until the loan is reinstated.

Loans Receivable (continued)

The allowance for loan losses is maintained at a level considered by management to be adequate to absorb future loan losses currently inherent in the loan portfolio. Management's assessment of the adequacy of the allowance is based upon type and volume of the loan portfolio, past loan loss experience, existing and anticipated economic conditions, and other factors which deserve current recognition in estimating future loan losses. Additions to the allowance are charged to operations. Loans are charged-off partially or wholly at the time management determines collectability is not probable. Management's assessment of the adequacy of the allowance is subject to evaluation and adjustment by the Company's regulators.

During its assessment of the allowance for loan losses, management evaluates loans for impairment. A loan is considered to be impaired when it is probable that the Company will be unable to collect all principal and interest amounts according to the contractual terms of the loan agreement. The allowance for loan losses related to loans identified as impaired is primarily based on the excess of the loan's current outstanding principal balance over the estimated fair market value of the related collateral. For a loan that is not collateral-dependent, the allowance is recorded at the amount by which the outstanding principal balance exceeds the current best estimate of the future cash flows on the loan discounted at the loan's original effective interest rate.

For impaired loans that are on non-accrual status, cash payments received are generally applied to reduce the outstanding principal balance. However, all or a portion of a cash payment received on a non-accrual loan may be recognized as interest income to the extent allowed by the loan contract, assuming management expects to fully collect the remaining principal balance on the loan.

As of September 30, 2002, the Company had no loans that were considered as impaired.

Real Estate Owned

Real estate acquired through foreclosure is initially recorded at the lower of fair value, less estimated selling costs, or the balance of the loan on the property at date of foreclosure. Costs relating to the development and improvement of property are capitalized, whereas those relating to holding the property are charged to expense.

Valuations are periodically performed by management, and an allowance for losses is established by a charge to operations if the carrying value of a property exceeds its estimated fair value.

Sale of Loans, Participations in Loans

The Company is able to generate funds by selling loans and participations in loans to the Federal Home Loan Mortgage Corporation ("FHLMC") and other investors. Under participation service agreements, the Company continues to service the loans and the participant is paid its share of principal and interest collections.

Sale of Loans, Participations in Loans (continued)

The Company allocates the cost of acquiring or originating mortgage loans between the mortgage servicing rights and the loans, based on their relative fair values, if the bank sells or securitizes the loans and retains the mortgage servicing rights. The Company assesses its capitalized mortgage servicing rights for impairment based on the fair value of those rights.

The cost of mortgage servicing rights is amortized in proportion to, and over the period of, estimated net servicing revenues. Impairment of mortgage servicing rights is assessed based on the fair value of those rights. Fair values are estimated using discounted cash flows based on a current market interest rate. For purposes of measuring impairment, the rights are stratified based on the predominant risk characteristics of the underlying loans. The amount of impairment recognized is the amount by which the capitalized mortgage servicing rights for a stratum exceed their fair value. At September 30, 2002 there were no rights that were considered impaired.

Property, Equipment and Depreciation

The various classes of property are stated at cost and are depreciated by accelerated and straight-line methods over their estimated useful lives of 30 to 40 years for office buildings, 15 to 20 years for land improvements, 15 years for ATM facilities, 5 to 10 years for furniture and equipment and 5 years for automobiles. Additions and improvements are capitalized, while repairs are expensed as incurred. The cost and accumulated depreciation on property are eliminated from the accounts upon disposal, and any resulting gain or loss is included in the determination of net income.

Income Taxes

Deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities.

For tax years beginning prior to January 1, 1996, savings banks that met certain definitional tests and other conditions prescribed by the Internal Revenue Code were allowed, within limitations, to deduct from taxable income an allowance for bad debts using the "percentage of taxable income" method.

Income Taxes (continued)

Section 1616 of the Small Business Job Protection Act of 1996 (the "Act") repealed the percentage of taxable income method of computing bad debt reserves and required the recapture into taxable income of "excess reserves," on a ratable basis over the next six years. Excess reserves are defined in general, as the excess of the balance of the tax bad debt reserve (using the percentage of taxable income method) as of the close of the last tax year beginning before January 1, 1996 over the balance of the reserve as of the close of the last tax year beginning before January 1, 1988. The recapture of the reserves is deferred if the Company meets the "residential loan requirement" exception, during either or both of the first two years beginning after December 31, 1995. The residential loan requirement is met, in general, if the principal amount of residential loans made by the Company during the year is not less than the Company's base "amount." The base amount is defined as the average of the principal amounts of residential loans made during the six most recent tax years beginning before January 1, 1996.

As a result of the Act, the Company must recapture into taxable income approximately $424,821 ratably over six years, beginning with the year ended September 30, 1999.

Accounting Pronouncements

In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 141 ("SFAS 141"), "Business Combinations", which was effective July 1, 2001. SFAS 141 requires the purchase method of accounting for business combinations initiated after June 30, 2001 and eliminates the pooling-of-interests methods. The adoption of SFAS 141 did not have an effect on the Company's financial statements.

In July 2001, the FASB issued Statement of Financial Accounting Standards No. 142 ("SFAS 142"), "Goodwill and Other Intangible Assets", which was effective January 1, 2002. SFAS 142 requires, among other things, the discontinuance of goodwill amortization. In addition, the standard includes provisions for the reclassification of certain existing recognized intangibles as goodwill, reassessment of the useful lives of existing recognized intangibles, reclassification of certain intangibles out of previously reported goodwill and the identification of reporting units for purposes of assessing potential future impairments of goodwill. SFAS 142 also requires a transitional goodwill impairment test six months from the date of adoption and further requires an evaluation of the carrying value of goodwill for impairment annually thereafter. The adoption of SFAS 142 did not have an effect on the Company's financial statements.

Accounting Pronouncements (continued)

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This statement supersedes FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions". This statement also amends ARB No. 51, "Consolidated Financial Statements", to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. This statement requires that one accounting model be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired. This statement also broadens the presentation of discontinued operations to include more disposal transactions. SFAS 144 is effective for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years. The Company believes the adoption of SFAS 144 will not have a material effect on the Company's financial statements.

In October 2002, the FASB issued SFAS 147, "Acquisitions of Certain Financial Institutions – an amendment of FASB Statements No. 72 and 144 and FASB Interpretation No. 9. This statement removes acquisitions of financial institutions from the scope of both Statement 72 and Interpretation 9 and requires that those transactions be accounted for in accordance with FASB Statements No. 141, "Business Combinations", and No. 142, "Goodwill and Other Intangible Assets". Thus, the requirement in paragraph 5 of Statement 72 to recognize (and subsequently amortize) any excess of the fair value of liabilities assumed over the fair value of tangible and identifiable intangible assets required as an unidentifiable intangible asset no longer applies to acquisitions within the scope of this Statement. In addition, this Statement amends FASB Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", to include in its scope long-term customer-relationship intangible assets of financial institutions such as depositor – and borrower-relationship intangible assets and credit cardholder intangible assets. Consequently, those intangible assets are subject to the same undiscounted cash flow recoverability test and impairment loss recognition and measurement provisions that Statement 144 requires for other long-lived assets that are held and used. The adoption of SFAS 147 did not have an effect on the Company's financial statements.

Earnings Per Share

Basic earnings per share include no dilution and is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution of stock options that could share in the earnings of the Company. The computation of basic and diluted earnings per share is presented in Note 16.

Comprehensive Income

SFAS No. 130, "Reporting Comprehensive Income", established standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, SFAS No. 130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements.

Statement of Cash Flows

For purposes of the statements of cash flows the Company considers all highly liquid debt instruments with maturities, when purchased, of three months or less, to be cash equivalents. Cash and cash equivalents include cash on hand, funds due from banks, and federal funds sold.

1. Securities

A summary of the amortized cost and estimated market values of investment securities, in thousands, is as follows:

September 30, 2002

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
Held to Maturity				
United States government and agency obligations	$ 500	$ 4	$ –	$ 504
Mortgage-backed securities	2	–	–	2
	502	4	–	506
Available for Sale				
United States government and agency obligations	13,500	40	4	13,536
Other	53	–	–	53
	13,553	40	4	13,589
	$14,055	$44	$ 4	$14,095

Gross gains of approximately $29,000, $8,000 and $0 and gross losses of approximately $0, $5,000 and $0 were realized on sales of securities available for sale during the years ended September 30, 2002, 2001 and 2000, respectively.

1. Securities (continued)

September 30, 2001

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
Held to Maturity				
United States government and agency obligations	$ 500	$ 24	$ –	$ 524
Mortgage-backed securities	4	–	–	4
	504	24	–	528
Available for Sale				
United States government and agency obligations	6,982	108	11	7,079
Other	53	–	–	53
	7,035	108	11	7,132
	$7,539	$132	$11	$7,660

Held to maturity securities consisted of a FHLMC term note of $500,000 which was pledged to secure public deposits at September 30, 2002 and 2001, respectively.

1. Securities (continued)

The amortized cost and estimated market value of debt securities, in thousands, at September 30, 2002, by contractual maturity, were as follows:

	Amortized Cost	Estimated Market Value
Held to Maturity		
Due in one year or less	$ 500	$ 504
Due in one through five years	–	–
Due after five years	–	–
	500	504
Mortgage-backed securities	2	2
	502	506
Available for Sale		
Due in one year or less	11,500	11,506
Due in one through five years	2,000	2,030
Due after five years	–	–
	13,500	13,536
Other	53	53
	13,553	13,589
	$14,055	$14,095

Expected maturities can differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

2. Loans Receivable

Loans receivable, in thousands, are summarized as follows

September 30,	2002	2001
First mortgage loans	$162,720	$138,792
Construction loans	18,448	17,701
Home equity loans	9,952	6,904
Loans to depositors, secured by savings	185	219
Installment loans	12,847	15,819
Term notes	23,948	12,820
	228,100	192,255
Less		
Undistributed loans in process	6,925	6,607
Deferred loan fees and costs, net	347	262
Allowance for credit losses	1,194	981
	$219,634	$184,405

Activity in the allowance for credit losses, in thousands, is summarized as follows:

Year ended September 30,	2002	2001	2000
Balance at beginning of year	$ 981	$850	$804
Provision charged to operations	295	150	120
Charge offs net of recoveries	(82)	(19)	(74)
Balance at end of year	$1,194	$981	$850

3. Loan Servicing

Mortgage loans serviced for others are not included in the accompanying statements of financial condition. The unpaid principal balances of those loans, in thousands, are summarized as follows:

September 30,	2002	2001	2000
Federal Home Loan Mortgage Corporation (FHLMC)	$3,626	$3,226	$1,538

4. Property and Equipment

Property and equipment, in thousands, are summarized as follows:

September 30,	2002	2001
Land	$ 210	$ 210
Office buildings	1,281	1,261
Furniture, fixtures and equipment	1,497	1,350
Automobile	25	25
Leasehold improvements	254	254
	3,267	3,100
Less accumulated depreciation	2,028	1,827
	$1,239	$1,273

5. Deposits

Deposits, in thousands, are summarized as follows:

September 30,	2002		2001	
	Amount	Percent	Amount	Percent
NOW accounts	$ 30,721	17.34%	$ 25,309	16.97%
Money market accounts	23,432	13.22	10,628	7.12
Savings accounts	17,664	9.97	15,313	10.27
Time deposits	105,397	59.47	97,917	65.64
	$177,214	100.00%	$149,167	100.00%

The aggregate amount of certificates of deposit of $100,000 or more was approximately $22,535,000 and $20,300,000 at September 30, 2002 and 2001, respectively.

At September 30, 2002, the scheduled maturities of time deposits, in thousands, are as follows:

Year ending September 30,	
2003	$ 62,577
2004	19,917
2005	6,519
2006	1,388
Thereafter	14,996
	$105,397

Interest expense on deposits, in thousands, is summarized as follows:

Year ended September 30,	2002	2001	2000
NOW accounts	$ 56	$ 102	$ 130
Money market account	375	233	252
Savings account	205	302	388
Time deposits	4,822	5,358	4,304
	$5,458	$5,995	$5,074

6. Advances from Federal Home Loan Bank

Borrowings ("advances") from the Federal Home Loan Bank ("FHLB"), in thousands, are scheduled to mature as follows:

September 30,	2002	2001
Within one year	$24,000	$16,000
One to two years	22,000	9,000
Two years or more	6,000	15,000
	$52,000	$40,000

The weighted average interest rate on advances at September 30, 2002 and 2001 was 4.85% and 5.61%, respectively. These advances are collateralized by the Company's investment in FHLB stock and qualifying real estate loans under a blanket collateral agreement. Certain advances are subject to call dates which result in earlier maturities.

Information related to borrowing activity from the Federal Home Loan Bank, in thousands, is as follows:

Year ended September 30,	2002	2001	2000
Maximum amount outstanding during the year	$52,000	$42,000	$38,000
Average amount outstanding during the year	$47,022	$38,766	$34,104
Average interest rate during the year	5.17%	5.85%	6.02%

7. Fair Value of Financial Instruments

The estimated fair values of the Company's financial instruments, in thousands, are as follows:

September 30,	2002		2001	
	Carrying Amount	*Fair Value*	*Carrying Amount*	*Fair Value*
Financial assets				
Cash and short-term investments	$ 15,668	$ 15,668	$ 16,761	$ 16,761
Securities	14,091	14,095	7,636	7,660
Loans, net of allowance for loan losses	219,634	228,217	184,405	186,276
Financial liabilities				
Deposits	177,214	178,661	149,167	150,778
Advances from Federal Home Loan Bank	52,000	52,000	40,000	40,000
	Notional Amount	*Fair Value*	*Notional Amount*	*Fair Value*
Unrecognized financial instruments				
Commitments to extend credit	$40,394	$40,394	$19,113	$19,113
Forward commitment to purchase Government Securities	3,500	3,500	9,000	9,000

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value.

Cash and short-term investments

For these short-term investments, the carrying amount is a reasonable estimate of fair value.

Securities

Fair values are based on quoted market prices or dealer quotes. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

7. **Fair Value of Financial Instruments (continued)**

Loan receivable

The fair value of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar remaining maturities. This calculation ignores loan fees and certain factors affecting the interest rates charged on various loans such as the borrower's creditworthiness and compensating balances and dissimilar types of real estate held as collateral.

Deposit liabilities

The fair value of demand deposits, savings accounts, and certain money market deposits is the amount payable on demand at the balance sheet date. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities.

Advances from Federal Home Loan Bank

For advances that mature within one year of the balance sheet date, carrying value is considered a reasonable estimate of fair value.

The fair values of all other advances are estimated using discounted cash flow analysis based on the Company's current incremental borrowing rate for similar types of advances.

Commitments to extend credit

The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the borrowers. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. Because of the competitive nature of the marketplace loan fees vary greatly with no fees charged in many cases.

Forward commitment to purchase Government Securities

Fair value based on quoted market prices or dealer quotes.

8. Income Taxes

The provision for income taxes, in thousands, is summarized as follows:

Year ended September 30,	2002	2001	2000
Current			
Federal	$1,599	$1,273	$1,251
State	174	139	221
	1,773	1,412	1,472
Deferred tax expense (benefit)	(10)	9	(42)
Total provision for income taxes	$1,763	$1,421	$1,430

Differences between the statutory and effective tax rates are summarized as follows:

		Percent of Pre-tax Income	
Year ended September 30,	2002	2001	2000
Tax at statutory rate	34.0%	34.0%	34.0%
Increases (decreases) in taxes resulting from			
State income taxes, net of federal benefit	3.7	3.7	6.0
Other	(.2)	.3	(1.0)
	37.5%	38.0%	39.0%

8. Income Taxes (continued)

The components of the net deferred tax asset, in thousands, were as follows:

September 30,	2002	2001
Deferred tax asset		
Bad debts	$400	$292
Loan fees	11	16
Total deferred tax asset	411	308
Deferred tax liability		
Unrealized gain on securities available for sale	(13)	(36)
Accelerated depreciation	(17)	(44)
Distributive share of income from partnership	(26)	(23)
Other	–	(46)
Total deferred tax liability	(56)	(149)
Net deferred tax asset	$355	$159

9. Comprehensive Income

The components of other comprehensive income (loss) are summarized as follows:

Year ended September 30,	2002	2001	2000
Unrealized gains (losses) on securities:	$(61)	$293	$43
Less: reclassification adjustment for gains (losses) included in net income	–	–	(4)
Other comprehensive income (loss) before tax	(61)	293	47
Income tax (expense) benefit related to items of other comprehensive income	23	(111)	(18)
Other comprehensive income (loss), net of tax	$(38)	$182	$29

10. Restricted Retained Earnings

In accordance with regulations concerning conversion from a mutual to a stock organization, the Savings Bank was required to establish a liquidation account equal to its net worth as of the latest balance sheet contained in the final offering circular. Such liquidation account is to be maintained for the benefit of depositors, as of the eligibility record date (September 30, 1993) who continue to maintain their deposits in the Savings Bank after the conversion, in the event of a complete liquidation of the Savings Bank. If, however, on any annual closing date of the Savings Bank subsequent to September 30, 1993, the amount in any deposit account is less than the amount in such deposit account on September 30, 1993, then the interest in the liquidation account relating to such deposit account would be reduced by the amount of such reduction, and such interest will cease to exist if such deposit account is closed. The Savings Bank may not declare or pay a cash dividend or repurchase any of its capital stock if the effect thereof would cause the net worth of the Savings Bank to be reduced below either the amount required for the liquidation account or the minimum regulatory capital requirements. At September 30, 2002, the liquidation account, adjusted for customer withdrawals, totaled $1,440,000.

11. Retirement Plan and Employee Benefit Programs

The Savings Bank has a retirement plan under Internal Revenue Code Section 401(k) covering all full-time employees who have completed one or more years of continuous service and have reached age 21. Each employee has an option to voluntarily contribute to this plan up to 10% of their salary. The Savings Bank matches, for each $1 up to 4% of salary, $.50 for employees with less than ten years of service, $.75 for employees with between ten and twenty years of service and $1 for employees with over twenty years of service. Effective October 1, 1993, a money purchase plan was adopted which provides for a fixed percentage contribution for each employee's salary. This percentage was 5% for each of the three years ended September 30, 2002. The total expense for the plan was $114,000, $90,000 and $89,000 for the years ended September 30, 2002, 2001 and 2000, respectively.

Employee Stock Ownership Plan

At the time of the stock conversion, the Savings Bank established an Employee Stock Ownership Plan (ESOP) covering all full-time employees, over the age of 21, with at least one year of service. The ESOP borrowed funds from the Parent Company to purchase a total of 160,000 shares of the Parent Company's Common Stock, the loan being collateralized by the Common Stock. Contributions by the Savings Bank, along with dividends received on unallocated shares, are used to repay the loan with shares being released from the Parent Company's lien proportional to the loan repayments. Annually on September 30, the released shares are allocated to the participants in the same proportion that their wages bear to the total compensation of all of the participants. The Company has released and allocated 130,666 and 114,666 shares of Common Stock as of September 30, 2002 and 2001, respectively. The Company recognized $182,000 and $143,000 of compensation cost for the years ended September 30, 2002 and 2001, respectively. The fair value of unearned ESOP shares totaled $458,000 at September 30, 2002. There were no commitments to repurchase ESOP shares.

Shares pledged as collateral are reported as a reduction of stockholders' equity in the consolidated balance sheets. As shares are released from collateral, the Company reports compensation expense equal to the current market price of the shares, and the shares become outstanding for earnings per share computations. Dividends on allocated ESOP shares are recorded as a reduction of retained earnings, and dividends on unallocated ESOP shares are recorded as a reduction of debt.

11. Retirement Plan and Employee Benefit Programs (continued)

Recognition and Retention Plan (continued)

The Board of Directors approved the establishment of a Recognition and Retention Plan ("RRP") on January 25, 1995. The plan states that the Trust, established under the plan, shall not purchase more than 4% of the aggregate shares of Common Stock issued by the Parent Company in the mutual-to-stock conversion of the Savings Bank (100,510 shares). The costs of the shares awarded under this plan is recorded as unearned compensation, a contra equity account, and are recognized as an expense in accordance with the vesting requirements under the various plans. For the years ended September 30, 2002 and 2001, the amount included in compensation expense was $3,000 and $12,000, respectively. The status of the shares in this plan is summarized as follows:

	Weighted Average Share Price	Unawarded Shares	Awarded Shares
Balance at September 30, 2000	$9.04	8,394	3,000
Granted	–	–	–
Vested	8.88	–	(2,000)
Balance at September 30, 2001	9.37	8,394	1,000
Granted	–	–	–
Vested	9.37	–	(1,000)
Balance at September 30, 2002	$ –	8,394	–

11. Retirement Plan and Employee Benefit Programs (continued)

Stock Option Plans

The Company established two stock option plans during 1995, for directors, officers and employees. The exercise price under both plans is the fair market price on the date of the grant. One is a non-incentive stock option plan and the other is an incentive stock option plan. Rights to exercise options granted vest at the rate of 20% per year, beginning on the first anniversary of the grant. A summary of the stock option activity is as follows:

	Weighted Average Exercise Price	Available for Grant	Options Outstanding	Vested and Exercisable
Balance at September 30, 2000	$6.40	20,994	195,764	188,264
Granted	–	–	–	–
Vested	–	–	–	5,000
Exercised	5.50	–	(31,517)	(31,517)
Balance at September 30, 2001	5.95	20,994	164,247	161,747
Granted	–	–	–	–
Vested	–	–	–	2,500
Exercised	5.69	–	(36,187)	(36,187)
Balance at September 30, 2002	**$6.11**	**20,994**	**128,060**	**128,060**

12. Commitments and Contingencies

The Savings Bank is lessee under a one year operating lease expiring August 2003 for the land at its Moneta branch at a monthly rental of $400 and a five year operating lease expiring August 31, 2005 for the New London branch at an annual rental of $35,700. The Savings Bank also leases ATM space in Moneta, one year lease expiring September 2003 at a monthly rental of $200 and in Huddleston, under month to month lease at an annual rental of $1,200 and in Bedford, under a five year lease expiring in September 2004 at an annual rental of $3,300.

The current minimum annual rental commitments under non-cancelable operating leases in effect at September 30, 2002 are as follows:

Year Ending September 30,	*Amount*
2003	$ 42,500
2004	35,700
2005	29,700
	$107,900

Rent expense was approximately $44,000, $43,000 and $18,600 for the years ended September 30, 2002, 2001 and 2000, respectively.

The Savings Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments consist of commitments to extend credit. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the statements of financial position. The contract or notional amounts of those instruments reflect the extent of involvement the Savings Bank has in a particular class of financial instruments.

At September 30, 2002, the Savings Bank had entered into a forward commitment to purchase $3,500,000 of government securities. These securities will be classified as available for sale.

12. Commitments and Contingencies (continued)

The Savings Bank's exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount (in thousands) of those instruments at September 30, 2002 and 2001. The Savings Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

September 30,	2002	2001
Financial instruments, in thousands, whose contract amounts represent credit risk		
Unfunded commercial credit line	$14,581	$ 8,642
Unfunded home equity lines of credit	10,195	7,799
Commitments to finance real estate acquisitions and construction	15,618	2,672
	40,394	19,113
Financial instruments whose contract amount represent interest rate risk		
Forward commitment to purchase government securities	$ 3,500	$ 9,000

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination chuses and may require payment of a fee. Since many of the commitments are expected to be drawn upon, the total commitment amounts generally represent future cash requirements. The Savings Bank evaluates each customer's credit-worthiness on a case-by-case basis. The amount of collateral, if deemed necessary by the Savings Bank upon extension of credit, is based on management's credit evaluation of the credit applicant. Collateral normally consists of real property.

The Company is defendant in various lawsuits incidental to its business. Management is of the opinion that its financial position will not be materially affected by the ultimate resolution of any pending or threatened litigation.

13. Concentrations of Credit Risk

The Savings Bank gants residential, commercial, and installment loans to customers in the Central Southwest region of Virginia, principally Bedford County. The Savings Bank has a loan portfolio consisting principally of residential mortgage loans, and is not dependent upon any particular economic sector, although the portfolio as a whole may be affected by general economic factors in its lending area.

14. Related Party Transactions

The Company has made loans in the ordinary course of business to various officers and directors generally collateralized by the individual's personal residences, other real estate, or by savings accounts in the Savings Bank. These loans are made on substantially the same terms as those prevailing at the time for comparable transactions with other borrowers. The aggregate balances of such loans which exceed $60,000 in aggregate outstanding amount to any executive officer or director, at September 30, 2002, 2001 and 2000 are approximately $1,616,000, $1,312,000 and $714,000, respectively.

The following is a summary of loan transactions with directors, officers and other related parties:

September 30, 2002	
Balance at beginning of year	$1,312,000
Additional loans	548,000
Loan reductions	(244,000)
Balance at end of year	$1,616,000

15. Regulatory Capital of the Savings Bank

The Office of Thrift Supervision's capital regulations require thrift institutions to maintain capital at least sufficient to meet three requirements: tangible capital, core capital, and risk-based capital. Management has determined that the Savings Bank's capital meets and exceeds all three capital requirements as follows as of September 30, 2002 and 2001. Tangible and core capital levels are shown as a percentage of adjusted total assets, and risk-based capital levels are shown as a percentage of risk-weighted assets.

September 30, 2002	Amount Required	Percent Required	Actual Amount	Actual Percent	Excess Amount
Tangible Capital	$ 3,828,000	1.50%	$21,618,000	8.47%	$17,790,000
Core Capital	10,210,000	4.00	21,618,000	8.47	11,426,000
Risk-based Capital	12,824,000	8.00	22,812,000	14.23	9,988,000

September 30, 2001	Amount Required	Percent Required	Actual Amount	Actual Percent	Excess Amount
Tangible Capital	$ 3,210,000	1.50%	$21,288,000	9.95%	$18,078,000
Core Capital	8,561,000	4.00	21,288,000	9.95	12,727,000
Risk-based Capital	10,546,000	8.00	22,088,000	16.76	11,542,000

The Bank may not declare or pay a cash dividend or repurchase any of its capital stock, if the effect thereof would cause the net worth of the Bank to be reduced below certain requirements imposed by Federal regulations.

16. Earnings Per Share

During the years ended September 30, 2002 and 2001, the Board of Directors authorized a stock repurchase program under which up to 10% of the then outstanding shares of the Company's stock may be repurchased. During 2002, 86,556 shares were repurchased for an aggregate amount of approximately $1,239,000.

Earnings per share is calculated as follows:

Year ended September 30,	2002	2001	2000
Basic earnings			
Income available to common shareholders	$2,939,000	$2,325,000	$2,249,000
Weighted average share outstandings	1,978,563	2,054,151	2,076,902
Basic earnings per share	$ 1.49	$ 1.13	$ 1.08
Diluted earnings per share			
Income available to common shareholders	$2,939,000	$2,325,000	$2,249,000
Weighted average shares outstanding	1,978,563	2,054,151	2,076,902
Dilutive effect of RRP plan shares	–	818	1,619
Dilutive effect of stock options	77,973	87,679	79,656
Total weighted average shares outstanding	2,056,536	2,142,648	2,158,177
Diluted earnings per share	$ 1.43	$ 1.09	$ 1.04

17. Condensed Parent Company Information

Condensed financial information is shown for the Parent Company as follows:

Balance Sheets
(in thousands)

September 30,	2002	2001
Assets		
Cash and cash equivalents	$ 2,813	$ 1,813
Securities	53	53
Investment in Subsidiaries	21,644	21,233
Other assets	299	437
Total assets	$24,809	$23,536
Liabilities and stockholders' equity		
Other liabilities	$ 6	$ 6
Dividends payable	241	227
Stockholders' equity	24,562	23,303
Total liabilities and stockholders' equity	$24,809	$23,536

17. Condensed Parent Company Information (continued)

Condensed Statements of Operations
(in thousands)

Year Ended September 30,	2002	2001	2000
Income			
Interest			
Savings Bank's ESOP loan	$ 12	$ 18	$ 24
Loan to Savings Bank subsidiary	–	–	1
Dividends received from Bank	–	2	–
Other	71	71	42
Total income	83	91	67
Expenses			
Compensation and employee benefits	–	2	4
Professional fees	67	91	57
Other operating expenses	32	46	37
Total expenses	99	139	98
Net income (loss) before income taxes and equity in undistributed net income of subsidiaries	(16)	(48)	(31)
Income tax expense (benefit)	(6)	(19)	(3)
Equity in undistributed net income of subsidiaries	2,949	2,354	2,277
Net income	$2,939	$2,325	$2,249

17. Condensed Parent Company Information (continued)

Condensed Statements of Cash Flows
(in thousands)

Year Ended September 30,	2002	2001	2000
Operating activities			
Net income	$2,939	$2,325	$2,249
Adjustments			
Equity in undistributed net income of subsidiaries	(2,949)	(2,354)	(2,277)
(Increase) decrease in other assets	138	(95)	133
Increase (decrease) in other liabilities	–	(225)	(486)
Net cash absorbed by operating activities	128	(349)	(381)
Investing activities			
Subsidiary dividend payment	2,500	2,500	2,307
Proceeds from sale of available for sale securities	–	50	–
Loans originated, net of principal repayments	–	–	180
Net cash provided by investing activities	2,500	2,550	2,487
Financing activities			
Dividends paid	(935)	(896)	(820)
Repurchase of stock	(1,239)	(1,311)	(264)
RRP vesting	9	16	38
ESOP note payment	330	267	204
Exercise of options	207	173	–
Net cash absorbed by financing activities	(1,628)	(1,751)	(842)
Increase (decrease) in cash and cash equivalents	1,000	450	1,264
Cash and cash equivalents, beginning of year	1,813	1,363	99
Cash and cash equivalents, end of year	$2,813	$1,813	$1,363

18. Selected Quarterly Financial Data (Unaudited)

Condensed quarterly consolidated financial data, in thousands (except per share data), is shown as follows:

Year ended September 30, 2002	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total interest income	$3,918	$3,884	$3,895	$3,915
Total interest expense	2,021	1,991	1,960	1,916
Net interest income	1,897	1,893	1,935	1,999
Provision for credit losses	45	100	75	75
Net interest income after provision for credit losses	1,852	1,793	1,860	1,924
Noninterest income	387	570	480	406
Noninterest expense	1,147	1,094	1,171	1,158
Income before income taxes	1,092	1,269	1,169	1,172
Provision for income taxes	415	429	444	475
Net income	$ 677	$ 840	$ 725	$ 697
Cash dividends declared per share	$ .11	$ .12	$ .12	$ .12
Basic earnings per share	$ .33	$ .43	$ .37	$ .36
Diluted earnings per share	$ .32	$ .41	$ .36	$ .34

18. Selected Quarterly Financial Data (Unaudited) (continued)

Year ended September 30, 2001	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total interest income	$3,600	$3,756	$3,782	$3,858
Total interest expense	2,020	2,072	2,075	2,094
Net interest income	1,580	1,684	1,707	1,764
Provision for credit losses	30	45	45	30
Net interest income after provision for credit losses	1,550	1,639	1,662	1,734
Noninterest income	226	245	291	375
Noninterest expense	962	939	1,044	1,031
Income before income taxes	814	945	909	1,078
Provision for income taxes	309	358	345	409
Net income	$ 505	$ 587	$ 564	$ 669
Cash dividends declared per share	$ .10	$ .11	$ .11	$ .11
Basic earnings per share	$ .24	$ .29	$ .27	$ .33
Diluted earnings per share	$ .23	$ .28	$ .26	$ .32

OFFICE LOCATIONS

CORPORATE OFFICE

Bedford Bancshares, Inc. and Bedford Federal Savings Bank
125 W. Main Street
Bedford, VA 24523
(540) 586-2590

BRANCH OFFICES OF BEDFORD FEDERAL SAVINGS BANK

Moneta Office	Forest Office	New London Office
11520Hendricks Store Rd.	14915 Forest Rd.	12130 E. Lynchburg-Salem Tpke.
Moneta, VA 24121	Forest, VA 24551	Forest, VA 24551
(540) 297-1233	(434) 525-2000	(434) 534-9200

Board of Directors of Bedford Bancshares, Inc. and Bedford Federal Savings Bank

Hugh H. Bond
Chairman of the Board

Jennie T. Allman
George N. Cooper
Harry W. Garrett, Jr.
Harold K. Neal

William P. Pickett
William T. Powell
Macon C. Putney

Executive Officers of Bedford Bancshares, Inc. and Bedford Federal Savings Bank

Harold K. Neal
President and
Chief Executive Officer

James W. Smith
Vice President, Treasurer
And Chief Financial Officer

Russell E. Millner
Vice President

Michael G. Trussell
Vice President

Nancy T. Snyder
Vice President, Secretary

Corporate Counsel
Garret and Garrett
116 East Main street
Bedford, VA 24523

Independent Auditors
BDO Seidman, LLP
300 Arboretum Place, Suite 520
Richmond, VA 23236

Special Counsel
Malizia, Spidi & Fisch, P.C.
1100 New York Ave., Suite 340 West
Washington, D.C. 20005

Transfer Agent and Registrar
Registrar & Transfer Company
10 Commerce Drive
Cranford, NJ 07016
(908) 272-8511

Bedford Bancshares, Inc.'s Annual Report for the year ended September 30, 2002, filed with the Securities and Exchange Commission on form 10-KSB without exhibits is available without charge upon written request. For a copy of the Form 10-KSB or any other investor information, please write or call Harold K. Neal, Chief Executive Officer at the Company's Corporate Office. The Annual Meeting of Stockholders will be held January 22, 2002 at 2:00 p.m. at the Olde Liberty Station, 515 Bedford Avenue, Bedford, Virginia.

GLOSSARY OF FINANCIAL TERMS

Basic Earnings Per Share
Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding.

Basis Point ("BP")
The equivalent of one-hundredth of one percent (0.01%). this unit is generally used to measure movements in interest rates.

Book Value Per Share
The book value of a share of common stock is calculated by dividing shareholders' equity by the number of common shares outstanding.

Diluted Earnings Per Share
Diluted earnings per share is calculated by dividing net income by the weighted average number of common and common equivalent shares outstanding.

Efficiency Ratio
The ratio on noninterest expense to the sum of noninterest income plus net interest income. It is a measure of Productivity based on how well noninterest expense is managed.

GAAP
Generally Accepted Accounting Principles.

Interest Bearing Liabilities
Deposits and borrowed funds on which interest is paid.

Interest Earning Assets
Interest bearing financial instruments consisting primarily of loans, investment securities and short-term investments that generate interest and yield related fee income.

Interest Rate Spread
The difference between the average yield on interest earning assets and the average rate paid on interest bearing liabilities.

Liquidity
The ability of an entity to meet its cash flow requirements. For a bank it is measured by the ability to quickly convert assets into cash with a minimal exposure to interest rate risk, by the size and stability of the core funding base and by additional borrowing capacity within the money markets.

Net Interest Margin
Net interest income divided by average earning assets.

Net Charge-Offs
The amount of loans written off as losses net of recoveries on loans previous written off.

Nonperforming Assets
Loans on which interest income is not being accrued, Including loans past due 90 days or more and real property acquired through foreclosure.

Provision For Credit Losses
The amount charged against current earnings in order to maintain an adequate allowance for credit losses, which is used to absorb credit charge-offs.

Return On Average Assets
A measure that indicates how efficiently an entity uses its total resources. It is calculated by dividing annualized net income by average assets.

Return On Average Equity
A measure of how effectively an entity's equity has been Employed. It is calculated by dividing annualized net income by average stockholders' equity.

Risk-Based Capital Ratios
Regulatory ratios of capital to assets, including off balance sheet items, which have been weighted according to the risk profile of the asset. Tier I capital consists of Stockholders' equity, while total capital is Tier I plus the allowable portion of the allowance for credit losses.

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